Skillful Craftsman Education Technology Limited

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

Tel: (86) 0510-81805788

June 29, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Inessa Kessman

Re:	Skillful Craftsman Education Technology Limited
Registration Statement on Form F-1, as amended
Filed April 24, 2020
File No. 333-237815

Dear Ms. Kessman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Skillful Craftsman Education Technology Limited, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on June 30, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiaofeng Gao
Xiaofeng Gao
Chairman

cc:	Ellenoff Grossman & Schole LLP
Schiff Hardin LLP